UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                               Ryerson Tull, Inc.
                               ------------------
                                (Name of Issuer)

                  $2.40 Cumulative Convertible Preferred Stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    457472207
                                    ---------
                                 (CUSIP Number)

                                 January 3, 2003
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                  [ X ]  Rule 13d-1(b)
                                  [   ]  Rule 13d-1(c)
                                  [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  457472207                  13G             Page   2  of  13  Pages
           ---------                                        ---    ----
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Forest Investment Management, LLC
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF      6 SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,931
  OWNED BY    ------------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   4,331
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,331
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.4%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.  457472207                  13G             Page   3  of  13  Pages
           ---------                                        ---    ----
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Forest Partners II, L.P.
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF      6 SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,931
  OWNED BY    ------------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   4,331
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,331
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.4%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.  457472207                  13G             Page   4  of  13  Pages
           ---------                                        ---    ----
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael A. Boyd, Inc.
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   0

              ------------------------------------------------------------------
  NUMBER OF      6 SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,931
  OWNED BY    ------------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   4,331
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,331
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.4%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.  457472207                  13G             Page   5  of  13  Pages
           ---------                                        ---    ----
--------------------------                            --------------------------

--------------------------------------------------------------------------------
     1 NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael A. Boyd
--------------------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
     3 SEC USE ONLY

--------------------------------------------------------------------------------
     4 CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                 5 SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF      6 SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,931
  OWNED BY    ------------------------------------------------------------------
    EACH         7 SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH      ------------------------------------------------------------------
                 8 SHARED DISPOSITIVE POWER

                   4,331
--------------------------------------------------------------------------------
     9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,331
--------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
    11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.4%
--------------------------------------------------------------------------------
    12 TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") amends, supplements and restates the Schedule 13G which was filed on February 8, 2000 (the "Schedule 13G") with respect to the $2.40 Cumulative Convertible Preferred Stock ("Preferred Stock") of Ryerson Tull, Inc., a Delaware corporation (the "Company"). Beneficial ownership of the Preferred Stock is reported herein as of the date hereof. The reduction in beneficial ownership of the Reporting Persons (as defined in Item 2) from the amount reported in the Schedule 13G is attributable in part to the reclassification of certain derivative instruments as interests which do not constitute beneficial ownership of Preferred Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 1(a):              Name of Issuer:
----------              ---------------

                        Ryerson Tull, Inc. (the "Company").

Item 1(b):              Address of Issuer's Principal Executive Offices:
----------              ------------------------------------------------

                        2621 West 15th Place
                        Chicago, Illinois 60608

Items 2(a)              Name of Person Filing; Address of Principal
----------              -------------------------------------------
and 2(b):               Business Office:
---------               ----------------

                        This statement is filed by and on behalf of Forest Investment Management, LLC, a Delaware limited liability company and registered investment adviser ("Forest Management"), Forest Partners II, L.P., a Delaware limited partnership ("Forest Partners"), Michael A. Boyd, Inc., a Delaware corporation ("Boyd"), Mr. Michael
                        A. Boyd ("Mr. Boyd" and, together with Forest Management, Forest Partners and Boyd, the "Reporting Persons"). Mr. Boyd serves as president and sole shareholder of Boyd. Boyd serves as general partner of Forest Partners. Forest Partners is sole owner and managing member of Forest Management. Forest Management serves as investment adviser to advised accounts and clients which directly own shares of Preferred Stock (the "Advised Accounts"). Forest Management has dispositive control over all shares of Preferred Stock held by the Advised Accounts and voting control over in excess of a majority of such shares. By virtue of the foregoing relationships, Forest Management, Forest Partners, Boyd and Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock held directly by the Advised Accounts.

                        The principal business address of each Reporting Person is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

Item 2(c):              Citizenship:
----------              ------------

                        Forest Management is a Delaware limited liability company.
                        Forest Partners is a Delaware limited partnership. Boyd is a Connecticut corporation.
                        Mr. Boyd is a United States citizen.

Item 2(d):              Title of Class of Securities:
----------              -----------------------------

                        $2.40 Cumulative Convertible Preferred Stock

Item 2(e):              CUSIP Number:
----------              -------------

                        457472207

Item 3:                 If this statement is filed pursuant to Rules 13d-1(b) or
-------                 --------------------------------------------------------
                        13d-2(b) or (c), check whether the person filing is a:
                        ------------------------------------------------------

               (a)  [ ] Broker or dealer registered under Section 15 of the Act;
               (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;
               (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act;
               (d)  [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940;
               (e)  [X] Investment Adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E)
                        (corresponds to Forest Management);
               (f)  [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);
               (g)  [X] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
                        (corresponds to Forest Partners, Boyd and Mr. Boyd);
               (h)  [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
               (i)  [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Items 4(a)-(c):         Ownership:
---------------         ----------

                        As of the date of this statement:

                        FOREST INVESTMENT MANAGEMENT, LLC
                        ---------------------------------

                        (a) Amount beneficially owned. Forest Management may be deemed to beneficially own, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, 4,331 shares of Preferred Stock held directly by the Advised Accounts.

                        (b) Percent of Class. The 4,331 shares of Preferred Stock beneficially owned by Forest Management represent 5.4% of the total outstanding amount of Preferred Stock. This percentage and the other percentages set forth in this Amendment No. 1 are based on a total 80,325 shares of Preferred Stock outstanding as of February 28, 2003, as reflected in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 5, 2003.

                        (c) Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote: 3,931
                        (iii) Sole power to dispose or to direct the disposition
                              of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 4,331

                        FOREST PARTNERS II, L.P.
                        ------------------------

                        (a) Amount beneficially owned. Forest Partners may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Management by virtue of its position as managing member of Forest Management. Therefore, Forest Partners may be deemed to have beneficial ownership of 4,331 shares of Preferred Stock.

                        (b) Percent of Class. The 4,331 shares of Preferred Stock beneficially owned by Forest Partners represent 5.4% of the total outstanding amount of Preferred Stock.

                        (c) Number of shares as to which the person has:
                            --------------------------------------------

                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote:
                              3,931

                        (iii) Sole power to dispose or to direct the
                              disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 4,331

                        MICHAEL A. BOYD, INC.
                        ---------------------

                        (a) Amount beneficially owned. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Partners by virtue of its position as general partner of Forest Partners. Therefore, Boyd may be deemed to have beneficial ownership of 4,331 shares of Preferred Stock.

                        (b) Percent of Class. The 4,331 shares of Preferred Stock beneficially owned by Boyd represent 5.4% of the total outstanding amount of Preferred Stock.

                        (c) Number of shares as to which the person has:
                            --------------------------------------------

                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote:
                              3,931

                        (iii) Sole power to dispose or to direct the
                              disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 4,331

                        MICHAEL A. BOYD
                        ---------------

                        (a) Amount beneficially owned. Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Boyd by virtue of his position as president and sole shareholder of Boyd. Therefore, Mr. Boyd may be deemed to have beneficial ownership of 4,331 shares of Preferred Stock.

                        (b) Percent of Class. The 4,331 shares of Preferred Stock beneficially owned by Mr. Boyd represent 5.4% of the total outstanding amount of Preferred Stock.

                        (c) Number of shares as to which the person has:
                            --------------------------------------------

                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote:
                              3,931

                        (iii) Sole power to dispose or to direct the
                              disposition of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 4,331

Item 5:                 Ownership of Five Percent or Less of a Class:
-------                 ---------------------------------------------

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:                 Ownership of More than Five Percent on Behalf of
-------                 ------------------------------------------------
                        Another Person:
                        ---------------

                        Other than as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding Preferred Stock. None of the Advised Accounts has an ownership interest equal to or greater than 5% of the total outstanding Preferred Stock.

Item 7:                 Identification and Classification of the
-------                 ----------------------------------------
                        Subsidiary Which Acquired the Security Being
                        --------------------------------------------
                        Reported on By the Parent Holding Company:
                        ------------------------------------------

                        Not Applicable.

Item 8:                 Identification and Classification of
-------                 ------------------------------------
                        Members of the Group:
                        ---------------------

                        Not Applicable.

Item 9:                 Notice of Dissolution of Group:
-------                 -------------------------------

                        Not Applicable.

Item 10:                Certification:
--------                --------------

                        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 2003


FOREST INVESTMENT MANAGEMENT, LLC       FOREST PARTNERS II, L.P.

By: Forest Partners II, L.P.,           By: Michael A. Boyd, Inc.,
    managing member                         general partner

By: Michael A. Boyd, Inc.,              By: /s/ Michael A. Boyd
    general partner                         -----------------------------
                                            Michael A. Boyd
By: /s/ Michael A. Boyd                     President
    -----------------------------
    Michael A. Boyd
    President


MICHAEL A. BOYD, INC.                   /s/ Michael A. Boyd
                                        ---------------------------------
By: /s/ Michael A. Boyd                 Michael A. Boyd
    -----------------------------
    Michael A. Boyd
    President





                               [SIGNATURE PAGE TO
                               AMENDMENT NO. 1 TO
                SCHEDULE 13G WITH RESPECT TO RYERSON TULL, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated May 5, 2003, by and among Forest Investment Management, LLC, Forest Partners II, L.P., Michael A. Boyd, Inc. and Michael A. Boyd.